January 5, 2018

BY EDGAR AND OVERNIGHT MAIL

United States Securities and Exchange Commission

Office of Consumer Products

100 F Street, NE

Washington, D.C. 20549

Attention: Jennifer Thompson

RE:                         Brazilian Electric Power Company (Eletrobras)

Form 20-F for the Fiscal Year Ended December 31, 2016

Filed May 1, 2017

File No. 1-34129

Dear Ms. Thompson,

This letter is submitted on behalf of Brazilian Electric Power Company, a corporation organized under the laws of Brazil (the “Company”), in response to comments from the staff of the Division of Corporation Finance (the “Staff”) of the Securities and Exchange Commission (the “Commission”) in a letter dated December 13, 2017 (the “Comment Letter”) with respect to the Company’s Annual Report on Form 20-F submitted as a foreign private issuer pursuant to Section 13 or 15(d) of the Securities Exchange Act of 1934, as amended (the “Exchange Act”) to the Commission on May 1, 2017 (the “Annual Report”).

For your convenience, the Staff’s numbered comments set forth in the Comment Letter have been reproduced in italics herein with responses immediately following each comment.  Unless otherwise indicated, page references in the reproductions of the Staff’s comments refer to the Annual Report. Defined terms used herein but not otherwise defined herein have the meanings given to them in our Annual Report.

Financial Statements

1.              Please present your statement of changes in equity for the appropriate periods as required by paragraph 10 of IAS 1. Your current presentation includes statements for fiscal years 2015 and 2014 but excludes fiscal year 2016.

Response to Comment No. 1:

In response to the Staff’s comment, set forth below is the statement of changes in equity for 2016:

	CAPITAL STOCK	CAPITAL RESERVES	LEGAL	STATUTORY	RETAINED EARNINGS	UNREALIZED PROFIT	ADDITIONAL DIVIDENDS	EQUITY VALUATION ADJUSTMENT EFFECTS	ACCUMULATED LOSSES	ACCUMULATED OTHER COMPREHENSIVE LOSS	EQUITY ATTRIBUTABLE TO OWNERS OF THE COMPANY	NON- CONTROLLING INTERESTS	TOTAL EQUITY
As of December 31, 2015	31,305,331	26,048,342	—	—	—	—	—	39,452	(12,339,801)	(3,119,939)	41,933,385	(352,792)	41,580,593
Accumulative conversion adjustments										(32,286)	(32,286)		(32,286)
Post-employment benefit adjustments										(178,854)	(178,854)		(178,854)
Fair value of financial instruments available for sale										138,520	138,520		138,520
OCI associated to assets held for sale										(9,891)	(9,891)		(9,891)
Deferred Income tax and social contribution over other comprehensive income										(47,097)	(47,097)		(47,097)
Adjustment of Subsidiary / Associates										(783,110)	(783,110)	126,872	(656,238)
Financial instruments - hedge										11,683	11,683		11,683
Equity valuation adjustments								(6,191)	10,442		4,251		4,251
Constitution of reserves			171,295	1,747,209	713,803	386,375			(3,018,682)		—		—
Net Income (Loss) for year									3,584,528		3,584,528	87,377	3,671,905
Proposed dividends									(433,962)		(433,962)		(433,962)
Unclaimed shareholders’ compensation - statute of limitations									16,303		16,303		16,303
Absorption of losses		(12,181,172)							12,181,172		—		—
As of December 31, 2016	31,305,331	13,867,170	171,295	1,747,209	713,803	386,375	—	33,261	(0)	(4,020,974)	44,203,470	(138,543)	44,064,927

The statement of changes in equity set forth above was inadvertently excluded from page F-12 of the Company’s financial statements included in the Annual Report due to a formatting error when the form was uploaded onto EDGAR.  The excluded information has been made available on the Company’s website in English, under “Financial Statements,” since September 2017 under the link http://eletrobras.com/en/ri/DemonstracoesFinanceiras/Financial%20Statement%202016.pdf, page 133.

In addition, most of the line items are included in the Annual Report. The line items Accumulative conversion adjustments and Post-employment benefit adjustments were included on page F-12; the line item Deferred income tax and social contribution in other comprehensive income is included on page F-88; the line item Financial instruments — hedge is included on page F-13; the line item Constitution of reserves is set forth on pages F-10 and F-177, the line item Net income (loss) for the year is set forth on pages 9 and F-11, the line items Proposed dividends and Unclaimed shareholders’ compensation — statute of limitations are set forth on page F-178, the line item Absorption of losses is set forth on page F-177 and the total equity amounts are set forth on page F-10.

Four line items from the table above, while reflected in the English language financial statements available on the Company’s website, are not included in the Annual Report, including Fair Value of financial instruments available for sale, OCI associated to asset held for sale, Adjustment of Subsidiary/Associates and Equity valuation adjustments.

In addition, the total changes in equity for the year ended December 31, 2016 are set forth in the Company’s Form 6-K furnished on March 31, 2017 and the Company’s Form 6-K/A furnished on April 5, 2017, on page 38. As a result of the inadvertent nature of the exclusion of this information, the inclusion of this information in full in the English language financial statements available on the Company’s website, and the inclusion of the total amounts and almost all of the break-out line items available in the Annual Report and the inclusion of the total amounts in subsequent 6-K filings, the Company would propose to include the full 2016 changes in equity in its 2017 Form 20-F due April 30, 2018 but the Company does not consider it necessary to amend the Annual Report with this information, and respectfully requests the Staff’s concurrence with this approach.

2.              We note the R$36.6 billion of compensation recorded in fiscal year 2016 related to the Ministry of Mines and Energy (MME) Ordinance No. 120. We understand that this compensation, approved on April 20, 2016, reimburses you for your transmission assets, including the Basic Existing Grid (RBSE) and other Transmission Facilities (RPC) that existed as of May 2000. At year end, we note that you recorded R$3 billion as a short-term asset, R$33.6 billion as a long-term asset and recognized R$28.6 billion in revenues. Please address the following comments related to Ordinance No. 120:

a.              Provide us with a clear explanation of what this compensation represents. In doing so, clarify if the compensation represents the financial asset recorded under IFRIC 12 related to your transmission concessions. Also explain to us the difference between the R$8.0 billion and R$28.6 billion amounts reflected in the table on the top of page F-34.

Response to Comment No. 2(a):

In response to the Staff’s comment, on April 20, 2016, the Ministry of Mines and Energy - MME published the Ordinance No. 120 establishing the conditions for receiving the remuneration related to the electric transmission assets existing on May 31, 2000, known as Basic System Network Existing (Rede Básica Sistema Existente, or “RBSE”) and other Transmission Facilities (Instalações de Transmissão, or “RPC”) not depreciated or amortized, according to the second paragraph of article 15 of Law 12.783 / 2013.

Prior to the publication of Ordinance No. 120, there was no provision for the manner, term and applicable remuneration of the indemnification amounts due from the granting authority. Therefore, until the effectiveness of the ordinance, the amounts were recorded at historical cost with no inflation or other adjustments, as disclosed in the Company’s financial statements up to that point.

After publication of Ordinance No. 120, the following rules apply:

•                  the indemnity amounts will be added to the respective Allowed Annual Revenue (Receita Anual Permitida, or “RAP”) and passed on to the consumers;

•                  the indemnity amounts will be received as from August 2017 over the next eight years;

•                  the indemnity amounts will be adjusted based on (i) the actual cost of equity of the transmission segment defined by the National Electric Energy Agency (Agência Nacional de Energia Elétrica, or “ANEEL”) pursuant to the Periodic Tariff Revision of Revenues of Existing Concessionaires (Revisão Tarifária Periódica das Receitas das Concessionárias Existentes) established by the Ministry of Mines and Energy - MME and (ii) at the Average Weighted Capital Cost (Custo Ponderado Médio do Capital) as defined by ANEEL.

Since the initial adoption of the CPCs and IFRS, Brazilian transmission concessionaires classify the financial assets related to the RBSE indemnification right as loans and receivables, in accordance with CPC 38 and IAS 39.

According to IFRIC 12, transmission concession infrastructure follows the financial asset model, which is applicable when the concessionaire has the unconditional right to receive certain amounts regardless of the actual use of the infrastructure covered by the concession.

Therefore, the Company has classified the financial assets related to the RBSE indemnification rights as loans and receivables in accordance with IAS 39 since the Company’s initial adoption of IFRS.

The difference between the R$8 billion (historical cost of RBSE) and the R$28.6 billion (updated value) is as follows:

	As of December 31, 2016
	Chesf	Eletronorte	Eletrosul	Furnas	Total
	([R$ thousands])
Transmission:
Balance Grid — existing services (RBSE) — Historic Balance	1,187,029	1,732,910	520,332	4,530,060	7,970,331
VNR Update — IPCA and remuneration	9,377,718	3,595,672	1,596,127	14,031,035	28,600,552
Total value of updated financial assets	10,564,747	5,328,582	2,116,459	18,561,095	36,570,883

Effect on 2016 profit and loss:
Operating revenue	9,377,718	3,595,672	1,596,127	14,031,035	28,600,552
Income taxes	(3,188,424)	(1,222,528)	(542,683)	(4,770,552)	(9,724,187)
Net effect	6,189,294	2,373,144	1,053,444	9,260,483	18,876,365

The R$8 billion represents the historical amounts of the RBSE transmission assets, which were registered at historical cost in the financial statements of prior years. These amounts were renewed through the Provisory Measure 579, when the assets started to represent a right for indemnification to us. The R$28.6 billion represents the amounts recalculated by us and approved by the granting authority, which includes the inflation and other adjustments of these assets.

The update of the financial assets under Ordinance No. 120 was prepared in accordance with IAS 39, item AG08 which provides that if the entity revises its estimated payments or revenues it must adjust the value of the financial asset to reflect the estimated cash flows, updating as revenue or expense in the result.

The decision to update the financial assets as described above resulted from a consensus reached among various members of the energy industry in Brazil and their independent accounting firms.

b.              Tell us your basis under IFRS for recording the R$28.6 billion within income and classifying it within revenues. In doing so, clearly explain in sufficient detail how you account for the financial asset(s) related to your transmission concessions. Although you disclose on page F-46 that you classify the transmission financial asset as loans and receivables, the table on page F-187 indicates that the RBSE transmission financial asset is measured at fair value.

Response to Comment No. 2(b):

In response to the Staff’s comment, regarding the classification in the Company’s statement of income, the Company understands that the adjustment should be applied within the operational activity of the transmission companies, to be consistent with other remunerations of the financial assets related to the concession agreements.

The treatment as operational result is in accordance with the practice followed by transmission companies in Brazil since the adoption of IFRS/CPCs, as this is the update of the financial asset which is part of the remuneration of the infrastructure to be operated (via O&M) and received within the term of the concession. This understanding is corroborated by paragraph 23 of OCPC 05. The OCPC is the document issued by the by the Accounting Pronouncements Committee (Comitê de Pronunciamentos Contábeis, or “CPC”) for guiding and clarifying matters of technical interpretations about an international accounting standard, IFRS / CPC, transcribed below:

“The remuneration portion of the financial asset must be included in the income statement in a manner consistent with the business model of the industry and according to its management model. Being an intrinsic part of the business, it must be presented among the revenues of the operation. Disclosure should be given in the financial statements and respective notes to these revenues.”

The transmission financial assets are accounted as follows: the indemnification rights are classified as loans and receivables by the concessionaires. Assets classified in this category are measured at amortized cost using the effective interest method, according to CPC 38/IAS 39.46(a).

In this sense, the amount presented by us for the Financial Assets — Transmission (RBSE) on page F-184 of the Annual Report was correct, following the classification under IAS 39 as loans and receivables, measured at amortized cost. However, the wording on column “Measurement” incorrectly indicated “fair value” instead of “amortized cost.” For this reason, the Company proposes to adjust the column “Measurement” in the respective table for a correct presentation in the 2017 Form 20-F due April 30, 2018.

The following shows the adjusted table:

		As of December 31,
	Measurement	2016	2015
		([R$ thousands])
Financial Assets (Current/Noncurrent)
Cash and cash equivalents		679,668	1,393,973
Loans and receivables		78,991,610	59,238,499
Customers	Amortized cost	6,481,303	59,238,499
Loans and financing	Amortized cost	13,184,244	17,587,620
Reimbursement rights	Amortized cost	9,164,986	10,503,382
Financial Asset — Generation and Transmission	Amortized cost	13,590,194	25,176,539
Financial Assets — Transmission (RBSE)	Amortized cost	36,570,883	—

c.               Tell us whether any payments have been received from the Brazilian Government to date related to this compensation.

Response to Comment No. 2(c):

In response to the Staff’s comment, the Company did not receive any payments prior to the filing of the Annual Report on May 1, 2017. For the year ended December 31, 2017, the Company received approximately R$3.2 billion.

3.             We note that you have recorded material long-lived asset impairments during fiscal years 2015 and 2016. When you test cash-generating units (CGU’s) for impairment, please disclose whether those CGU’s were at risk of impairment as of the most recent impairment test. If no CGU’s were at risk based on your most recent impairment tests, please disclose this to your readers as we believe it provides them with valuable information in assessing the sensitivity of your assets to future impairment. Alternatively, if a CGU was at risk of impairment and a material impairment charge could occur, it appears additional disclosures should be included within your related Critical Accounting Policy and, pursuant to paragraphs 117, 122, 125, and 129 of IAS 1, your financial statement footnotes. Your Critical Accounting Policy should disclose the percentage by which the recoverable amount exceeded the carrying value as of the date of the most recent test and a qualitative and quantitative analysis of the sensitivity of reported results to changes in your assumptions, judgments, and estimates, including the likelihood of obtaining materially different results if different assumptions were applied. Your financial statement footnotes should include, at a minimum, a description of the methods and key assumptions used and how the key assumptions were determined, a discussion of the degree of uncertainty associated with the key assumptions, and a description of potential events and/or changes in circumstances that could reasonably be expected to negatively affect the key assumptions. In your response, tell us if any CGU’s, particularly those within your distribution segment, were at risk of material impairment as of your most recent impairment test.

Response to Comment No. 3:

Most of the CGUs that did not suffer impairment have a recoverable amount which is higher than fixed assets, as per the following table. The table presents the percentage in which the recoverable amount (“RA”) exceeds the book value (“BV”) of the fixed asset, calculated as follows: (Recoverable Amount / Book Value - 1). In addition, the Company performed a sensitivity analysis increasing the discount rate by 5% and 10%.

In the table below, the first column represents how much the company’s RA exceeds the BV. When the RA is higher than the BV, there is no impairment.

UGC	Discount Rate	Accounted Provision of Impairment 2016	RA/BV -1 (wacc)	RA /BV -1 (wacc + ∆5%)	RA /BV -1 (wacc + ∆10%)	Impairment Risk* (R$ thousand)
HPP Balbina	6.33%	—	87.0%	84.4%	81.9%	—
TPP Aparecida Complexo	6.33%	—	57.0%	56.0%	55.0%	—
TPP Maua 3	6.83%	—	214.5%	204.2%	194.4%	—
TPP Mauá Complexo	6.33%	—	25.0%	24.1%	23.2%	—
Candiota III	6.33%	—	59.6%	55.0%	50.6%	—
Geração Boa Esperança	6.02%	—	540.7%	520.8%	503.8%	—
Geração Complexo PA + Moxotó	6.02%	—	435.4%	414.6%	399.6%	—
Geração Curemas	6.33%	—	22.1%	20.0%	18.1%	—
Geração Funil	6.02%	—	1563.1%	1513.9%	1471.3%	—
Geração Pedra	6.02%	—	463.7%	446.3%	431.4%	—
Geração Sobradinho	6.02%	—	744.1%	725.1%	709.2%	—
Geração Xingó	6.02%	—	2942.4%	2833.7%	2751.5%	—
HPP Itaparica	6.02%	—	140.2%	127.0%	119.7%	—
CC 007-2005 Milagres Tauá	6.02%	—	21.7%	18.8%	16.0%	—
CC 008-2005 Milagres Curemas	6.02%	—	4.3%	1.8%	-0.5%	221
CC 014-2010 Pólo	6.02%	—	4.6%	1.2%	-2.0%	526
HPP Tucuruí	6.33%	—	229.7%	224.3%	219.0%	—
Contract nº 058	6.02%	—	11.4%	9.4%	7.4%	—
Estação Retificadora/Inversora	6.02%	—	7.6%	4.7%	2.0%	—
LT - Jorge Teixeira - C1 e C2	6.02%	—	62.9%	58.0%	53.5%	—
LT - Porto Velho - Abuña - Rio Branco	6.02%	—	7.8%	4.8%	2.0%	—
Angra 1 and 2	6.02%	—	81.9%	77.8%	73.8%	—
Wind CERRO CHATO I*	6.33%	—	18.7%	15.7%	12.8%	—
Wind CERRO CHATO II*	6.33%	—	25.6%	22.4%	19.4%	—
Wind CERRO CHATO III*	6.33%	—	21.8%	18.7%	15.7%	—
HPP GOV. JAYME C. JÚNIOR	6.33%	—	14.4%	11.4%	8.5%	—
CT 04/2004	6.02%	—	35.1%	32.1%	29.9%	—
CT 05/2009 - SE Missões	6.02%	—	4.4%	1.6%	-1.00%	325
CT 10/2005	6.02%	—	26.0%	23.0%	20.5%	—
CT 57/01 - New	6.02%	—	21.3%	16.5%	12.0%	—
CT 57/01 Renewed	6.02%	—	30.3%	28.2%	26.1%	—
INTERLIGAÇÃO BRA-URU	6.02%	—	52.3%	50.1%	47.9%	—
HPP DE ITUMBIARA	6.33%	—	2491.0%	2470.5%	2450.3%	—
HPP DE MANSO	6.33%	—	86.2%	80.2%	74.4%	—
HPP DE MASCAR. DE MORAES	6.33%	—	789.1%	773.8%	758.8%	—
TTP DE SANTA CRUZ	6.33%	—	12.1%	10.7%	9.2%	—

* Impairment risk calculated by the discounted cash flow.

The Company identified a potential risk of impairment for the assets CC 008-2005 Milagres Curemas, CC 014-2010 Pólo and CT 05/2009 - SE Missões in December 2016, however, considering only a maximum stress scenario of a 10% increase in the discount rate, which the Company did not consider material enough to disclose in the Company’s Annual Report. The Company monitors these assets with the Company’s critical accounting rules presented on pages F-43, F-49, F-51, F-56, F-68 and F-74 related to the impairment.

Nevertheless, considering the suggestion of the Staff, the Company proposes to increase its level of disclosure in subsequent Form 20-F filings to contemplate the comments of the Staff, particularly in relation to the CGUs at risk of impairment at each reporting date.

Impairment of the Distribution Companies

The table below shows the effect of impairment together with the provision for onerous contracts, or onerousness, registered in the distribution companies:

Impairment	12/31/2015	Additions	Reversion	12/31/2016	Effect on the results year 2016
Amazonas D	—	63,610	—	63,610	63,610
Boa Vista	17,281	—	(2,413)	14,868	(2,413)
Ceal	—	32,446	—	32,446	32,446
Cepisa	290,247	—	(199,362)	90,885	(199,362)
Ceron	59,885	35,245	(59,883)	35,247	(24,638)
Eletroacre	90,808	—	(90,808)	—	(90,808)
Total	458,221	131,301	(352,466)	237,056	(221,165)

Onerousness	12/31/2015	Additions	Reversion	12/31/2016	Effect on the results year 2016
Amazonas D	—	812,694	—	812,694	812,694
Boa Vista	60,120	—	(57,897)	2,223	(57,897)
Ceal	—	7,809	—	7,809	7,809
Cepisa	—	65,382	—	65,382	65,382
Ceron	—	191,325	—	191,325	191,325
Total	60,120	1,077,210	(57,897)	1,079,433	1,019,313
					798,148

As noted in the table above, the distribution companies had an impairment and/or provision for onerous contracts recorded in the financial statements of December 2016 on page F-205 and onerous contracts on page F-172 of the Company’s Annual Report.

*****

The Company respectfully believed that the supplemental information contained herein is responsive to the Staff’s comments.  If you have any questions or would like further information concerning the Company’s responses to your Comment Letter please do not hesitate to contact me at +55 21 2514 6331.

Sincerely,

By:	/s/ Armando Cassado de Araujo
Armando Cassado de Araujo

cc:           Jonathan Zonis

Clifford Chance US LLP